July 26, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chesapeake Midstream Partners, L.P.
Registration Statement on Form S-1
Registration No. 333-164905

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between July 21, 2010 and July 26, 2010, 19,107 copies of the Preliminary Prospectus dated July 21, 2010 were distributed as follows: approximately 18,229 to 23 prospective underwriters; 728 to 728 institutional investors; 0 to prospective dealers; 150 to individuals; 0 to rating agencies; and 0 to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 2:00 p.m., Eastern time, on July 28, 2010 or as soon thereafter as practicable.

Very truly yours,

UBS SECURITIES LLC

As Representative of the several Underwriters

UBS SECURITIES LLC

By:	/s/ Daniel H. Klausner
Name: Daniel H. Klausner
Title: Executive Director

By:	/s/ Robin Feiner
Name: Robin Feiner
Title: Executive Director